MARTHA STEWART LIVING OMNIMEDIA, INC.

May 10, 2006
By Fax (202-772-9202) and
Electronic Submission
David R. Humphrey
Branch Chief-Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Martha Stewart Living Omnimedia, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2005 and
Form 8-K furnished on April 25, 2006
File 001-15395
Dear Mr. Humphrey:
We are submitting this letter in response to your letter dated May 8, 2006 (the “Comment Letter”) to Howard Hochhauser, Acting Chief Financial Officer of the Company.
The Comment Letter indicated changes to the Company’s future filings that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) has requested. The numbered paragraphs set forth below correspond to the comments contained in the Comment Letter. For your convenience, a copy of the Comment Letter is attached as Annex I.
1. Item 7- Management Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources, page 30.
We have complied with the Staff’s request. Our disclosure in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (the “10-Q”) expands the discussion of underlying factors resulting in changes to our cash balance, and explains why we experienced changes in operating assets and liabilities.
With respect to Liquidity and Capital Resources section of our Annual report on Form 10-K for the year ended December 31, 2005 (the “10-K), we offer the following supplemental information in response to the Staff’s comment. The increase in accounts receivable was due largely to increases in advertising revenue in Martha Stewart Living (advertising pages increased 45% on a year-over-year basis), the launch of our new syndicated daily show, MARTHA, which resulted in higher advertising revenue and licensing fees, as well as an increase in our minimum guaranteed payment from Kmart.

The increase in deferred production costs was also was related to the launch of the MARTHA show, which caused us to defer certain production costs for matching against future revenue.
2 Item 8 — Financial Statements and Supplementary Data — Note 11 — Commitments and Contingencies — Legal Matters, page F-20.
We have complied with the Staff’s request. The disclosure included in our 10-Q as Part II, Item 1, replaces the disclosure contained in Item 8, Note 11 in our most recent 10-K. In addition to making the description more consistent with plain English guidelines, we have deleted all reference to the “Shareholder Derivative Actions” because all of those actions have been resolved in the Company’s favor and there is no further risk of liability arising from them. We also have revised our disclosure concerning the “Consolidated Class Action Complaint” to eliminate potentially confusing references to the titles of cases that had been filed initially as separate actions but, several years ago, were consolidated. We believe the disclosure addresses the current status of the proceedings (i.e., that there have been no material developments, although the matter remains pending with discovery ongoing) and our evaluation of the outcome (i.e., that we are unable to predict the outcome or to reasonably estimate a range of possible loss).
3. Form 8-K furnished on April 25, 2006.
We intend to comply with the Staff’s request in our future filings. We continue to believe that OIDA is the predominant, relevant, industry-standard measure for evaluating the financial health of companies in our industry. We will, however, undertake a study of companies with which we compete in order to assess their OIDA and GAAP disclosure and reconciliation. Our study will help us determine how to comply with the Staff’s comment without departing radically from our historic disclosure as well as industry and investor expectations. We will provide the Staff with our proposed disclosure in advance of the Company’s next filing that contains earnings information, which disclosure we anticipate will address the Staff’s concerns and industry and investor expectations.
Pursuant to Rule 101(a)(3) of Regulation S-T, a copy of this letter shall be submitted in electronic form under the label “corresp” with a copy to the staff.
As requested in your Comment Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please feel free to call me at 212-827-8036 if you have any questions.

Very truly yours, /s/ John R. Cuti John R. Cuti General Counsel

cc:	Howard Hochhauser, Acting Chief Financial Officer
Juan Migone, Securities and Exchange Commission
Lyn Shenk, Securities and Exchange Commission
Stuart Barr, Esq.
William Stern, Esq.

ANNEX I

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 8, 2006
Zip+4 Code: 20549-0305
Via Fax & U.S. Mail
Howard Hochhauser, Acting Chief Financial Officer
Martha Stewart Living Omnimedia, Inc.
11 West 42nd Street
New York, New York 10036

Re:	Martha Stewart Living Omnimedia, Inc.
Form 10-K for the Year Ended December 31, 2005
File 001-15395
Dear Mr. Hochhauser:
     Based upon an examination restricted solely to considerations of the Financial Statements, Management’s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K For the Fiscal Year Ended December 31,2005
Item 7- Management Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 30
1.	As discussed in our most recent Interpretive Release about Management’s Discussion and Analysis, FR-72 (Release No. 33-8350), one of the primary objectives in preparing this section should be to provide a narrative explanation of the financial statements that enables investors to see the company through the eyes of management. As such, please revise your liquidity and capital resources disclosures to discuss the underlying factors

Howard Hochhauser, Acting Chief Financial Officer
Martha Stewart Living Omnimedia, Inc.
May 8, 2006

resulting in changes to your cash balance, instead of merely repeating what is shown on the statement of cash flows. When discussing changes in working capital, explain why receivables and deferred television production costs increased.
Item 8- Financial Statements and Supplementary Data
Note 11 — Commitments and Contingencies
Legal Matters, page F-20
2.	To the extent considered practical, please consider revising your disclosure of legal matters to use plain English rather than legal terms such “sitting en banc.” In addition, your investors may find it useful if the content were less focused on the entire step by step history of court procedures and more focused on describing, in layman’s terms, the nature of the cases, the current status of the proceedings, and your evaluation of the outcome.
Form 8-K furnished on April 25, 2006
3.	We note your use of the non-GAAP performance measure OIDA in your earnings release furnished on Form 8-K. You eliminate depreciation, amortization, non-cash equity compensation costs, interest, and taxes from net income. You state that you present this measure because it is used by investors, analysts, and industry peers and because it makes it easier to compare your results with other companies that have different capital structures or tax rates. We do not believe that the wide use of OIDA is a substantive reason specific to you that demonstrates usefulness. The fact that the non-GAAP measure is used by or useful to analysts, for example, cannot be the sole support for presenting the non-GAAP financial measure. See footnote 44 to FR-65. In addition, it is not clear why you eliminate depreciation, amortization, and share-based payment expenses from this measure, as these items do not relate to your capital structure or tax rate. Please give equal or greater prominence in your press release to the most directly comparable GAAP measure (net income), revise the title OIDA to indicate clearly that you have adjusted the measure for non-cash equity compensation costs, and reconcile this measure to net income rather than operating income. Finally, please tell us and revise to disclose the substantive reason specific to you that demonstrates the usefulness to investors of disregarding items eliminated in OIDA when evaluating your performance, as required by Item 2.02 of Form 8-K and Item l0 (e)(l)(i)(C) of Regulation S-K, or discontinue use of this measure.

Howard Hochhauser, Acting Chief Financial Officer
Martha Stewart Living Omnimedia, Inc.
May 8, 2006

     As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
     Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label “corresp” with a copy to the staff.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
     You may contact Juan Migone at (202) 551-3312 or Lyn Shenk, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at the undersigned at (202) 551-3211 with any other questions.
Sincerely,
David R. Humphrey
Branch Chief-Accountant